Exhibit 99.1
SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of November 14, 2010, by and between Dejour Enterprises Ltd., a corporation incorporated under the laws of British Columbia (the “Company”), (the “U.S. Purchaser”) and (the “Offshore Purchaser”, together with the U.S. Purchaser, the “Purchasers” and separately, each a “Purchaser”).

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1         Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.3.

“Action” shall have the meaning ascribed to such term in Section 3.1(k).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the U.S. Securities Act.

“Agreement” means this Securities Purchase Agreement.

“Base Prospectus” means the final base shelf prospectus filed for the Registration Statement pursuant to Rule 424(b) with such additions thereto and deletions therefrom as permitted by Rule 424(b), including all documents incorporated therein by reference.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York or the Province of British Columbia are authorized or required by law or other governmental action to close.

“Canadian Base Prospectus” shall have the meaning ascribed to such term in Section 2.4.

“Canadian Prospectus” shall have the meaning ascribed to such term in Section 2.4.

“Canadian Supplement” shall have the meaning ascribed to such term in Section 2.4.

“Canadian Securities Regulators” means the securities regulatory authorities in each of the Reporting Provinces.

“Closing” shall have the meaning ascribed to such term in Section 2.5.

“Closing Date” means November 18, 2010, or such other date as shall be agreed upon by the Company and the Purchasers after which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) each Purchaser’s obligation to pay its respective Subscription Amount and (ii) the Company’s obligations to deliver the Common Shares and Warrants included in the Units have, in each case, been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means common shares without par value in the capital of the Company and any other class of securities into which such shares may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or any Subsidiary which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Company” means Dejour Enterprises Inc.

“Continuous Disclosure Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Disclosure Schedule” means the disclosure schedule of the Company delivered concurrently herewith.

“DWAC” shall have the meaning ascribed to such term in Section 2.5.

“Environmental Laws” shall have the meaning ascribed to such term in Section 3.1(n).

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“Exempt Issuance” means the issuance of (a) Common Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose and (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities issued and outstanding on the date of this Agreement that are exercisable or exchangeable for or convertible into Common Shares, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities.

“GAAP” shall have the meaning ascribed to such term in Section 3.1(i).

“Hazardous Materials” shall have the meaning ascribed to such term in Section 3.1(n).

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(cc).

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(r).

 “Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(o).

“OFAC” shall have the meaning ascribed to such term in Section 3.1(jj).

“Offering” means, collectively, the Offshore Offering and the U.S. Offering.

“Offshore Offering” shall have the meaning ascribed to such term in Section 2.3.

“Offshore Purchaser” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“Per Unit Purchase Price” means Cdn.$0.28, subject to adjustment for any reverse or forward stock split, stock dividends, share consolidation or other similar transaction of the Common Shares that occurs after the date of this Agreement and prior to the Closing.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” means Dunwoody Asset Management, LLC, in its capacity as placement agent under the Placement Agent Agreement.

“Placement Agent Agreement” means the letter agreement dated November 5, 2010 between the Company and the Placement Agent.

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“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the Prospectus Supplement together with the Base Prospectus, including all documents incorporated therein by reference.

“Prospectus Supplement” means the prospectus supplement to the Prospectus complying with Rule 424(b) of the U.S. Securities Act, including all documents incorporated therein by reference, relating to the offer and sale of the Securities to the U.S. Purchaser to be filed with the Commission and delivered by the Company to the U.S. Purchaser on the date of the Agreement.

“Purchasers” means the U.S. Purchaser and the Offshore Purchaser

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.6 of this Agreement.

“Registration Statement” means the effective Form F-3 shelf registration statement of the Company (Commission file no. 333-162677), which registers under the U.S. Securities Act the offer and sale, from time to time, of up to $25,000,000 aggregate principal amount of common shares, warrants, and units of the Company, at any given time, as amended to such time, including any exhibits and all documents incorporated therein by reference, and the documents otherwise deemed to be a part thereof or included therein by the U.S. Securities Act.

“Reporting Provinces” means each of Provinces of British Columbia, Alberta, Ontario and Quebec, Canada.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the U.S. Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission under the U.S. Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities” means, collectively, the Common Shares and Warrants comprising the Units and the Warrant Shares.

“Securities Regulators” means, collectively, the Commission and the Canadian Securities Regulators, and Securities Regulator means any one of them.

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“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable Common Shares).

“Subscription Amount” means, as to each Purchaser, the aggregate amount determined by multiplying the Per Unit Purchase Price by the number of Units to be issued to such Purchaser pursuant to this Agreement.

“Subsidiary” shall have the meaning ascribed thereto in Rule 405 under the Securities Act.

“Third Quarter Financial Information” means the Company’s  unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2010 and the accompanying management’s discussion and analysis for such period).

“Trading Day” means a day on which the Company’s principal Trading Market in Canada is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE Amex Equities, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTC Bulletin Board, the Toronto Stock Exchange or the TSX Venture Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the certificates representing the Warrants and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means Computershare Investor Services Inc., the current transfer agent of the Company, and any successor transfer agent of the Company.

“Units” shall have the meaning ascribed to such term in Section 2.1.

 “U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Offering” shall have the meaning ascribed to such term in Section 2.2.

“U.S. Purchaser” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Warrants” shall have the meaning ascribed to such term in Section 2.1.

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“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants included in the Units.

ARTICLE II.
PURCHASE AND SALE

2.1         Subscription. On the Closing Date, subject to the terms and conditions of this Agreement, each Purchaser agrees to subscribe for, and the Company agrees to sell to each Purchaser, separately and not jointly, 3,571,429 units of the Company (each, a “Unit”) at a per Unit subscription price equal to the Per Unit Purchase Price for an aggregate issuance by the Company of 7,142,858 Units and aggregate gross proceeds to the Company of Cdn.$2,000,000.24.  Each Unit will be comprised of one Common Share and 0.65 of a Common Share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one Warrant Share for a period of five years following the Closing Date at an exercise price of Cdn$0.40 per Warrant Share and the Warrants will be represented by  certificates in the form of Exhibit A hereto.  No fractional Warrants shall be issued and any fraction of a Warrant issuable shall be rounded down to the nearest whole Warrant.  For the avoidance of doubt, the Common Shares and the Warrants issued  as a Unit may be immediately separated and may be resold separately.

2.2         U.S. Purchase and Sale.  The offer and sale of the Units by the Company to the U.S. Purchaser (the “U.S. Offering”) shall be completed pursuant to the terms and conditions set forth in Appendix A hereto.

2.3         Offshore Purchase and Sale.  The offer and sale of the Units by the Company to the Offshore Purchaser (the “Offshore Offering”) shall be completed pursuant to the terms and conditions set forth in Appendix B hereto.

2.4         Canadian Securities Law Matters.   The offer and sale of the Units by the Company is being made pursuant to a short form base shelf prospectus (the “Canadian Base Prospectus”) dated June 8, 2010 that has been delivered to the Purchasers on or prior to the date hereof and filed with the Canadian Securities Regulators, together with a prospectus supplement (the “Canadian Supplement”) to the Canadian Base Prospectus containing certain supplemental information regarding the Units and the terms of the Offering that will be delivered to each Purchaser at least two business days prior to the Closing and which will be filed with the Canadian Securities Regulators in accordance with applicable securities laws (the Canadian Base Prospectus together with the Canadian Supplement, the “Canadian Prospectus”).

2.5         Payment and Closing.  The completion of the purchase and sale of Units pursuant to this Agreement (the “Closing”) shall take place at the offices of Schulte Roth & Zabel LLP (or such other place specified by the Company and the Purchasers) at a time on the Closing Date to be specified by the Company and the Purchasers.

On the Closing Date, (i) each Purchaser shall pay the applicable Subscription Amount by wire transfer of immediately available funds to an account specified in writing by the Company and (ii) contemporaneously with receipt of payment of the Subscription Amount, the Company shall cause the Common Shares and Warrants comprising the Units to be delivered to the Purchaser.

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Delivery of the Common Shares to each Purchaser will be made through the facilities of the Depository Trust Company’s Deposit/Withdrawal at Custodian (“DWAC”) system and registered in the name of each such Purchaser or its nominee as each such Purchaser shall direct. The delivery of the Warrants will be made by the issuance and delivery of definitive certificates registered in the name of each such Purchaser or its nominee as each such Purchaser shall direct.

2.6         Closing Conditions.

(a)          Conditions to the Obligations of the Company. The obligations of the Company hereunder in respect of each Purchaser shall be subject to satisfaction or waiver of the following conditions:

(i)           this Agreement duly executed by each Purchaser shall have been delivered to the Company;

(ii)           receipt of payment in full of the Subscription Amount by each Purchaser;

(iii)          the accuracy in all material respects of the representations and warranties of each Purchaser contained herein, and in the case of the Offshore Purchaser those representations and warranties set forth in Appendix B to this Agreement, as of the Closing Date (unless such representations and warranties were made as of a specific date); and

(iv)          all obligations, covenants and agreements of such Purchaser required to be performed at or prior to the Closing Date shall have been performed.

(b)          Conditions to the Obligations of the Purchasers. The respective obligations of each Purchaser hereunder in connection with the Closing shall be subject to satisfaction or waiver of the following conditions:

(i)           this Agreement duly executed by the Company shall have been delivered to each Purchaser;

(ii)           legal opinions of the Company’s U.S. counsel and Canadian counsel, in each case dated the Closing Date and in substantially the form that is customary for a transaction of this nature and reasonably acceptable to each Purchaser, shall have been delivered to each Purchaser;

(iii)          a copy of the Company’s treasury order, reservation order and instructions to the Transfer Agent, in the form attached hereto as Exhibit B, instructing the Transfer Agent to (a) deliver that number of Common Shares to be issued to each Purchaser: (i) directing delivery via the DWAC system registered in the name of each such Purchaser or its nominee as each such Purchaser shall direct and (b) reserve 130% of the maximum number of Warrant Shares as are issuable upon exercise of the Warrants issued to the Purchasers, shall have been executed by the Company, countersigned by the Transfer Agent and delivered to each Purchaser

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(iv)          a copy of the warrant certificate representing that number of Warrants to be issued to each Purchaser registered in the name of each such Purchaser or as each such Purchaser shall direct shall have been delivered to such Purchaser (with the original warrant certificate representing such Warrants to be delivered to such Purchaser within three Trading Days of the Closing Date);

(v)           in the case of the U.S. Purchaser, the Prospectus shall have been delivered to the U.S. Purchaser (which Prospectus may be delivered to the U.S. Purchaser in accordance with Rule 172 under the U.S. Securities Act);

(vi)          in the case of the Offshore Purchaser, the Prospectus shall have been delivered to the Offshore Purchaser, for informational purposes only;

(vii)         the Canadian Prospectus shall have been delivered to each of the U.S. Purchaser and Offshore Purchaser;

(viii)        the accuracy in all material respects of the representations and warranties of the Company contained herein, and (i) in the case of the U.S. Purchaser those representations and warranties set forth in Appendix A to this Agreement, and (ii) in the case of the Offshore Purchaser those representations and warranties set forth in Appendix B to this Agreement, in each case on the Closing Date (unless such representations and warranties were delivered as of a specific date); and

(ix)          all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed by the Company.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1         Representations, Warranties and Covenants of the Company.  Except as set forth in the Continuous Disclosure Reports, the Third Quarter Financial Information or in the Disclosure Schedule, which Disclosure Schedule shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedule, the Company hereby makes the following representations and warranties to each Purchaser:

(a)           Subsidiaries.  All of the Subsidiaries of the Company are set forth on Section 3.1(a) of the Disclosure Schedule.  The Company owns, directly or indirectly, all of the common shares, capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding common shares or shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

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(b)           Organization and Qualification.  The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted, as described in the Continuous Disclosure Reports, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or on the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents.

(c)           Authorization; Enforcement; Validity.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection therewith other than in connection with the Required Approvals or the issuance and sale of the Securities.  Each Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and applicable bankruptcy, insolvency, reorganization, liquidation, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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(d)           No Conflicts.  The execution, delivery and performance by the Company of the Transaction Documents, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby to which it is a party do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, articles, bylaws or other organizational or charter documents, or (ii) breach or result in a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or subject, or (iii) subject to the Required Approvals, result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any Trading Market, court or governmental authority to which the Company or a Subsidiary is subject (including applicable United States federal and state securities laws and regulations, Canadian Securities Laws and the regulations of any Trading Market), or to which any property or asset of the Company or a Subsidiary is bound or subject; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e)           Filings, Consents and Approvals.  Except as have already been obtained, taken or made, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.2 of this Agreement, (ii) in the case of the U.S. Offering, the filing with the Commission of the Prospectus Supplement, (iii) such applications as are required to be made to, and such approvals as are required to be obtained from, the NYSE Amex Equities and the Toronto Stock Exchange in order for the Common Shares included in the Units and the Warrant Shares issuable upon exercise of the Warrants to be listed thereon and (iv) such filings as are required to be made under applicable state securities laws and Canadian Securities Laws (collectively, the “Required Approvals”).

(f)           Issuance of the Securities. The Common Shares and Warrants comprising the Units have been duly authorized and, in the case of the Common Shares, when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable shares in the capital of the Company, free and clear of all Liens imposed by the Company.  The Warrants will be duly and validly issued, free and clear of all Liens imposed by the Company.  The Warrant Shares, when issued in accordance with the terms of the Warrants, will be validly issued, fully paid and non-assessable shares in the capital of the Company, free and clear of all Liens imposed by the Company.  The Company has reserved from its duly authorized shares the maximum number of Common Shares issuable pursuant to this Agreement (including the Warrant Shares). The form of certificate representing the Common Shares included in the Units and the Warrant Shares has been duly approved by the Board of Directors and complies with the provisions of the Business Corporations Act (British Columbia) and the requirements of NYSE Amex Equities and the Toronto Stock Exchange.

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(g)           Capitalization.  The share capital of the Company is as set forth in Section 3.1(g) of the Disclosure Schedule.  All of the outstanding Common Shares of the Company are validly issued, fully paid and non-assessable.  Except as disclosed in Section 3.1(g), the Company has not issued any Common Shares or equity securities not disclosed in the Continuous Disclosure Reports, other than pursuant to the exercise of employee stock options under the Company’s stock option plan, the issuance of Common Shares to employees pursuant to the Company’s employee stock purchase plan and pursuant to the conversion and/or exercise of Common Share Equivalents outstanding as of the date of the most recently filed periodic report in the Continuous Disclosure Reports.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except as disclosed in the Continuous Disclosure Reports, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Share Equivalents, other than the Common Shares and Warrants to be issued hereunder.  Except for the issuance of Warrant Shares upon the exercise of the Warrants, the issuance and sale of the Units will not obligate the Company to issue any Common Shares or other securities to any Person and will not result in a right of any holder of any securities of the Company to adjust the exercise, conversion, exchange or reset price of or under any of such securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Common Shares to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(h)           Continuous Disclosure.  Except as set forth in Section 3.1(h) of the Disclosure Schedule, the Company has filed all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company under the U.S. Securities Act and the U.S. Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, and under Canadian Securities Laws for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “Continuous Disclosure Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such Continuous Disclosure Reports prior to the expiration of any such extension.  As of their respective dates, the Continuous Disclosure Reports complied in all material respects with the requirements of the U.S. Securities Act, the U.S. Exchange Act and Canadian Securities Laws, as applicable, and none of the Continuous Disclosure Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(i)            Financial Statements. The financial statements of the Company included in the Continuous Disclosure Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission and the Canadian Securities Regulators with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(j)            Material Changes; Undisclosed Events, Liabilities or Developments.  Except as set forth in Section 3.1(j) of the Disclosure Schedule, since the date of the latest audited financial statements included within the Continuous Disclosure Reports, except as specifically disclosed in a subsequent Continuous Disclosure Report filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission or the Canadian Securities Regulators, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans.  The Company does not have pending before the Commission or any Canadian Securities Regulator any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement or as set forth on Section 3.1(j) of the Disclosure Schedule, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective business, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under the U.S. Securities Act, the U.S. Exchange Act or the Canadian Securities Laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made.

(k)           Litigation.  Except as disclosed in Section 3.1(k) of the Disclosure Schedule, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”), whether in the United States, Canada or elsewhere, which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under U.S. or Canadian federal, state or provincial securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by any Securities Regulator involving the Company or any current or former director or officer of the Company.  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the U.S. Exchange Act or the U.S. Securities Act.

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(l)            Labor Relations.  Except as disclosed in the Continuous Disclosure Reports, no material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which would reasonably be expected to result in a Material Adverse Effect.  None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good.  To the knowledge of the Company, no executive officer of the Company is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in compliance with all applicable U.S. and Canadian federal, state, provincial, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(m)          Compliance.  Except as disclosed in the Continuous Disclosure Reports, neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or governmental body or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to their businesses or otherwise relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

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(n)          Environmental Laws. Except to the extent that any violation or other matter referred to in this Section 3.1(n) could not have or reasonably be expected to result in a Material Adverse Effect:

(i)            the Company and each of its Subsidiaries is not in violation of any Environmental Laws;

(ii)           the Company and each of its Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)          there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Company or any of its Subsidiaries that have not been remedied;

(iv)          no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Company or any of its Subsidiaries; and

(v)           neither the Company nor any of its Subsidiaries has failed to report to the proper federal, state, provincial, municipal or other political subdivision, government, department, commission, bureau, board, agency or instrumentality, whether domestic or foreign, the occurrence of any event which is required to be so reported by any Environmental Law.

The term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder

(o)          Regulatory Permits.  The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Continuous Disclosure Reports, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

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(p)           Operational Matters. Any and all operations of the Company and each of its Subsidiaries and, to the knowledge of the Company, any and all operations by third parties on or in respect of their respective assets and properties, have been conducted substantially in accordance with good oil and gas industry practices and material compliance with applicable, laws, rules, regulations, orders and directions of governmental and other competent authorities with respect to oil and gas exploration.

(q)           Title to Assets.  The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them, in each case that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens (i) as do not materially affect the value of such property, (ii) do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, (iii) Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties, and (iv) Liens and defects in title that would not have, or reasonably be expected to have Material Adverse Effect.  Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance, except where such non-compliance would not have a Material Adverse Effect.

(r)           Intellectual Property Rights.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the Continuous Disclosure Reports and which the failure to so have could reasonably be expected to have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two years from the date of this Agreement.  Except as disclosed in the Continuous Disclosure Reports, neither the Company nor any Subsidiary has received a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not reasonably be expected to have a Material Adverse Effect.  To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(s)           Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

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(t)            Transactions With Affiliates and Employees.  Except as set forth in the Continuous Disclosure Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(u)           Sarbanes-Oxley; Internal Accounting Controls; Disclosure Controls.  The Company is in compliance with all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date.  The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e) and 15d-15(e) and under Canadian Securities Law) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act or Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms or under Canadian Securities Laws, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.  During the twelve months prior to the date hereof, neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

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(v)           Certain Fees.  Except as set forth in the Placement Agent Agreement, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of the Placement Agent or other Persons for fees of a type contemplated in this Section 3.1(v) that may be due in connection with the transactions contemplated by the Transaction Documents.

(w)          Investment Company. The Company is not, and immediately after receipt of payment for the Securities, will not be registered or required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended.

(x)           Registration Rights.  No Person has any right to cause the Company to effect the registration under the U.S. Securities Act or Canadian Securities Laws of any securities of the Company.

(y)           Listing and Maintenance Requirements.  The Common Shares are registered pursuant to Section 12(b) or 12(g) of the U.S. Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the U.S. Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of any such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The Company is a “reporting issuer” in each of the Reporting Provinces and is not included on any list of reporting issuers in default that may be maintained by Canadian Securities Regulators.

(z)           Application of Takeover Protections.  The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement or shareholder rights plan) or other similar anti-takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its jurisdiction of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

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(aa)         Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents and the Third Quarter Financial Information, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectus.   The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company.  All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedule and the Third Quarter Financial Information, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(bb)        No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, and the representations and warranties of the Offshore Purchaser set forth in Appendix B hereto, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would (i) require registration of any of the Units to be issued to the Offshore Purchaser under the U.S. Securities Act, whether through integration with prior offerings or otherwise, or (ii) cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.  None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities to be issued to the Offshore Purchaser under the U.S. Securities Act or cause the offering of the Securities to be integrated with other offerings for purposes of any such applicable stockholder approval provisions.  Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, and the representations and warranties of the Offshore Purchaser set forth in Appendix B hereto, the offering and sale of the Securities to the Offshore Purchaser and the offering and sale of the Securities to the U.S. Purchaser will not be integrated with each other.

(cc)         Solvency.  Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Units hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid.  The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).  Except as disclosed in the Continuous Disclosure Reports, the Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date and after giving effect to the receipt by the Company of the proceeds of the sale of the Units.  Section 3.1(cc) of the Disclosure Schedule sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purpose of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

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(dd)        Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary (i) has made or filed all U.S. and Canadian federal, state and provincial income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(ee)         Foreign Corrupt Practices.  Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company or any of its Subsidiaries, has (i) directly or indirectly, used any Company funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(ff)          Accountants.  The Company’s accounting firm is set forth in its Continuous Disclosure Reports.  To the knowledge and belief of the Company, such accounting firm is a registered public accounting firm as required by the Exchange Act and Canadian Securities Laws.  There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents

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(gg)        Acknowledgment Regarding Purchasers’ Purchase of Units.  The Company acknowledges and agrees that each Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby.  The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of its respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to such Purchaser’s purchase of the Units.  The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(hh)        Acknowledgement Regarding Purchaser’s Trading Activity.  Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(f) and 4.10 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold any of the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction.  The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities at various times during the period that any of the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares issuable upon exercise of the Warrants are being determined, and (z) such hedging activities (if any) could reduce the value of the existing shareholders' equity interests in the Company at and after the time that the hedging activities are being conducted.  The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(ii)           Regulation M Compliance.  The Company has not and no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Placement Agent in connection with the placement of the Securities.

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(jj)           U.S. Real Property Holding Corporation.  The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon any Purchaser’s request.

(kk)         Bank Holding Company Act.  Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.  Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ll)           Money Laundering.  The operations of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(mm)       Off Balance Sheet Arrangements.  There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Continuous Disclosure Reports and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(nn)        U.S. Offering Representations and Warranties.  The representations and warranties of the Company relating to the U.S. Offering, as set forth in Appendix A hereto, are incorporated herein by reference, as if set forth fully herein, solely for the benefit of the U.S. Purchaser, and the Offshore Purchaser acknowledges that it may not rely on such representations and warranties of the Company in relation to its purchase of the Units.

(oo)        Offshore Offering Representations and Warranties.   The representations and warranties of the Company relating to the Offshore Offering, as set forth in Appendix B hereto, are incorporated herein by reference, as if set forth fully herein, solely for the benefit of the Offshore Purchaser, and the U.S. Purchaser acknowledges that it may not rely on such representations and warranties of the Company in relation to its purchase of the Units

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(pp)        Stock Exchange Approvals.  The Company has received conditional listing approval (subject only to the consummation of the transactions contemplated hereby) from the Toronto Stock Exchange for the issuance of the Securities and will have received by the Closing Date approval from the NYSE Amex Equities regarding the issuance of the Common Shares and Warrant Shares.

(qq)        No Scheme.  The current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act.

(rr)          Filing of Third Quarter Financial Information.  The Company shall file the Third Quarter Financial Information with the Canadian Securities Regulators and the Commission no later than 9:00 a.m. (New York Time) on November 15, 2010.

3.2         Representations, Warranties and Acknowledgements of the Purchasers.  Each Purchaser, for itself and for no other Purchaser, hereby represents, warrants and acknowledges as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein):

(a)   Organization; Authority.  Such Purchaser is either an individual or an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser.  Each Transaction Document to which it is a party has been duly executed by such Purchaser and, when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)   Understandings or Arrangements. Such Purchaser is acquiring the Units as principal for its own account and has no intention, or direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Common Shares and Warrants, included in the Units or the Warrant Shares issuable upon exercise of the Warrants (it being understood that this representation and warranty shall not limit such Purchaser’s right to sell any of the Securities in compliance with applicable United States federal and state securities laws, Canadian Securities Laws and any applicable local securities laws or regulations).  Such Purchaser is acquiring the Units hereunder in the ordinary course of its business.

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(c)   Purchaser Status.  Such Purchaser is, and on each date on which it exercises any Warrants will be, either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), or (a)(7) under the U.S. Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act.  Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the U.S. Exchange Act. Such Purchaser is not a resident of Canada.

(d)   Experience of Such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e)   Canadian Securities Laws.  Each Purchaser represents that it has had access to the Canadian Base Prospectus (including all documents incorporated therein by reference), prior to or in connection with its receipt of this Agreement and, in making its decision to purchase the Units, is relying only on (i) the information contained in the Canadian Prospectus, and (ii) the representations, warranties and covenants of the Company set out in the Transaction Documents.

(f)    Certain Transactions and Confidentiality.  Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) as of the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.  Other than to other Persons party to this Agreement, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

(g)   Receipt of Certain Information.  The Purchasers acknowledges receipt of the Base Prospectus and each Purchaser acknowledges that it has had the opportunity to review the disclosure related to the Company contained documents received and in the documents incorporated by reference therein.  Each Purchaser acknowledges receipt of Appendix C hereto disclosing certain Canadian and United States federal tax consequences to purchasing, owning and disposing of the Securities.

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(h)   Offshore Purchaser Representations and Warranties.  The representations and warranties of the Offshore Purchaser relating to the Offshore Offering, as set forth in Appendix B hereto, are incorporated herein by reference, as if set forth fully herein.

The Company acknowledges and agrees that the representations contained in Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1           Warrant Shares.  If all or any portion of a Warrant issued to the U.S. Purchaser is exercised at a time when there is an effective registration statement under the U.S. Securities Act to cover the issuance of the Warrant Shares, or if, at a time when no registration statement covering the exercise of the Warrants is effective under the U.S. Securities Act, the Warrant is exercised via cashless exercise, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends.  If at any time following the date hereof the Registration Statement (or any subsequent registration statement registering the sale of the Warrant Shares) is not effective or is not otherwise available for the sale of the Warrant Shares, the Company shall immediately notify the holders of the Warrants issued to the U.S. Purchaser in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when such registration statement is effective again and available for the sale or resale of the Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Purchaser to sell, any of the Warrant Shares in compliance with applicable United States federal and state securities laws and Canadian Securities Laws).  The Company shall use commercially reasonable efforts to keep a registration statement (including the Registration Statement) registering the issuance of the Warrant Shares issued to the U.S. Purchaser effective during the term of the Warrants.  Warrants issued to the Offshore Purchaser shall be governed by the terms and conditions in the form of Warrants attached in Schedule A hereto and as generally described in Appendix B hereto.

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4.2           Securities Laws Disclosure; Publicity.  The Company shall, by 8:30 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and furnish a Report on Form 6-K disclosing the material terms of the transactions contemplated hereby, and including the Transaction Documents as exhibits thereto within the time required by the U.S. Exchange Act.  From and after the issuance of such press release, the Company shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents.  The Company and the Purchasers shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of the Purchasers, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.  Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with the filing of final Transaction Documents (including signature pages thereto) with the Commission (b) to Canadian Securities Regulators in accordance with Canadian Securities Laws, (c) the Canadian Revenue Agency, (d) to the extent such disclosure is otherwise required by law or Trading Market regulations and (e) to the Transfer Agent.  In the event that disclosure of a Purchaser’s name is required hereunder, the Company shall provide the Purchasers with prior notice of such disclosure.

4.3           Shareholder Rights Plan.  No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement or shareholder rights plan) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents.

4.4           Non-Public Information.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents and the information contained in the Third Quarter Financial Information, the Company covenants and agrees that neither it, nor any other Person acting on its behalf, will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information.  The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.5           Use of Proceeds.  Except as set forth on Schedule 4.6 of the Disclosure Schedule, the Company shall use the net proceeds from the sale of the Units hereunder for working capital purposes and shall not use such proceeds for: (a) the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) the redemption of any Common Shares or Common Share Equivalents, (c) the settlement of any outstanding litigation or (d) in violation of the FCPA regulations.

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4.6           Indemnification of Purchasers.   Subject to the provisions of this Section 4.7, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur (but excluding loss of profits) as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against a Purchaser in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Purchaser’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser may have with any such shareholder or any violations by such Purchaser of state or federal securities laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance).  If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party.  Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.  The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others, and (y) any liabilities the Company may be subject to pursuant to law.

4.7           Reservation of Common Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue the Common Shares included in the Units issued pursuant to this Agreement and 130% of the maximum number of the Warrant Shares issuable upon any exercise of the Warrants.

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4.8           Listing of Common Shares. The Company hereby agrees to use reasonable best efforts to maintain the listing or quotation of the Common Shares on each of the Trading Markets on which they are currently listed, and prior to or concurrently with the Closing, the Company shall apply to list or quote all of the Common Shares included in the Units and Warrant Shares issuable upon exercise of the Warrants on each such Trading Market and promptly secure the listing of all of the Common Shares included in the Units and Warrant Shares issuable upon exercise of the Warrants on such Trading Markets. The Company further agrees that, if the Company applies to have the Common Shares listed or quoted on any other Trading Market, it will include in such application all of the Common Shares included in the Units and Warrant Shares issuable upon exercise of the Warrants, and will take such other action as is necessary to cause all of the Common Shares included in the Units and Warrant Shares issuable upon exercise of the Warrants to be listed or quoted on such other Trading Market as promptly as possible. If the Common Shares are accepted for trading on such other Trading Market, the Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on such Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of such Trading Market.

4.9         Subsequent Equity Sales.

(a)           From the date hereof until 90 days after the Closing Date, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Share or Common Share Equivalents in which the consideration per Common Share is, or is deemed to be (as contemplated below), less thatn Cdn.$0.30 (as adjusted for stock splits, stock dividends, recapitalization or similar events); provided, that the consideration per Common Shares in connection with any Common Share Equivalents will be deemed to be the lowest price per share for which one Common Share is issuable upon the exercise, conversion, or exchange of such Common Share Equivalent.

(b)           From the date hereof until the date that is 24 months from the Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Share Equivalents involving a Variable Rate Transaction.  “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Common Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares (but not including any routine anti-dilution protections in any warrant or convertible security) or (ii) enters into any agreement, including, but not limited to, an equity line of credit, whereby the Company may sell securities at a future determined price.  Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.  This provision is for the benefit of the Purchasers and may be waived by the Purchasers by their express written consent.

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(c)           Notwithstanding the foregoing, Section 4.09(a) shall not apply in respect of an Exempt Issuance and no Variable Rate Transaction shall be an Exempt Issuance.

4.10       Equal Treatment of Purchasers.  No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the applicable Transaction Documents.  For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.11       Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.2.  Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.2, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedule.  Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.2, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.2 and (iii) no Purchaser shall have any duty of confidentiality to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.2.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.12       Placement Agent’s Fee.  The Company and the Purchasers acknowledge that pursuant to the Placement Agent Agreement, the Company has agreed to pay to the Placement Agent in connection with the transactions contemplated in this Agreement a Placement Agent fee consisting of a cash commission of 6% of the gross aggregate Subscription Amount paid to the Company by the Purchasers.

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ARTICLE V.
MISCELLANEOUS

5.1           Currency. All references to dollars ($ or US$) in this Agreement or any other Transaction Documents are references to the lawful currency of the United States.  All references to Canadian dollars (Cdn.$) in this Agreement or any other Transaction Documents are references to the lawful currency of Canada.

5.2           Termination.  This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the Company, if the Closing has not been consummated on or before the fifth (5th) Trading Day after the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

5.3           Fees and Expenses.  The Company shall reimburse the Offshore Purchaser or its designee(s) for all reasonable costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including all reasonable legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith) in an amount not to exceed $25,000, which amount may be withheld by the Offshore Purchaser from its portion of the Subscription Amount at the Closing.  Otherwise, except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.4           Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.5           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

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5.6           Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchasers, or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.7           Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.8           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger).  Any Purchaser may, subject to the terms of this Agreement, assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.9           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.7.

5.10         Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.6, the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

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5.11         Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.12         Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.13         Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.14         Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15         Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

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5.16         Payment Set Aside.  To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17         Independent Nature of Purchasers’ Obligations and Rights.  The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document.  Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.  Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents.

5.18         Liquidated Damages.  The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19         Saturdays, Sundays, Holidays, etc.    If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20         Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

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5.21         Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein expressly provided in the Transaction Documents, then, solely during such period when the Company remains in non-compliance with its related obligations, such Purchaser may rescind or withdraw, in its sole discretion, by providing written notice of the rescission or withdrawal to the Company, provided that any relevant notice, demand or election in whole or in part is made without prejudice to each Purchaser’s future actions and rights.

5.22         WAIVER OF JURY TRIAL.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

DEJOUR ENTERPRISES LTD.	Address for Notice:

By:	Fax:
Name:
Title:

With a copy to (which shall not constitute notice):

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]

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[U.S. PURCHASER SIGNATURE PAGE TO DEJ SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

By:

By:

Signature of Authorized Signatory:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice of Purchaser:

Address for Delivery of Securities for Purchaser (if not same as address for notice):

[SIGNATURE PAGES CONTINUE]

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[OFFSHORE PURCHASER SIGNATURE PAGE TO DEJ SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

By:

By:

Signature of Authorized Signatory:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice of Purchaser:

Address for Delivery of Securities for Purchaser (if not same as address for notice):

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EXHIBIT A

FORMS OF WARRANT

[FORM OF WARRANT FOR U.S. PURCHASER]

DEJOUR ENTERPRISES LTD.

Warrant To Purchase Common Shares

Warrant No.: ________
Number of Shares of Common Shares:_____________
Date of Issuance: November [___], 2010 ("Issuance Date")

Dejour Enterprises Ltd., a company organized under the laws of the Province of British Columbia (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the date hereof (the "Initial Exercisability Date"), but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), 2,321,428 fully paid nonassessable Common Shares, without par value, subject to adjustment as provided herein (the "Warrant Shares").  Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 16.  This Warrant is one of the Warrants to purchase Common Shares (the "SPA Warrants") issued pursuant to Article II of that certain Securities Purchase Agreement, dated as of November 14, 2010 (the "Subscription Date"), by and among the Company and the investors (the "Buyers") referred to therein (the "Securities Purchase Agreement").

1.      EXERCISE OF WARRANT.

(a)      Mechanics of Exercise.  Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any time or times on or after the Initial Exercisability Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or by wire transfer of immediately available funds or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)), if available to the Holder at the time of exercise pursuant to the provisions of Section 1(d).  The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.  On or before the first (1st) Trading Day following the date on which the Company has received the Exercise Notice, the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Notice to the Holder and the Company's transfer agent (the "Transfer Agent").  On or before the third (3rd) Trading Day following the date on which the Company has received the Exercise Notice (the "Share Delivery Date"), so long as the Holder delivers the Aggregate Exercise Price (or notice of a Cashless Exercise, if available pursuant to Section 1(d)) on or prior to the Share Delivery Date, the Company shall either (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit / Withdrawal At Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise.  The Company shall be responsible for all fees and expenses of the Transfer Agent and all fees and expenses with respect to the issuance of Warrant Shares via DTC, if any.  Upon delivery of the Exercise Delivery Notice, so long as the Holder delivers the Aggregate Exercise Price (or notice of a Cashless Exercise, if available pursuant to Section 1(d)) on or prior to the Share Delivery Date, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder's DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be.  If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three (3) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares issuable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.  No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number.  The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

(b)      Exercise Price.  For purposes of this Warrant, "Exercise Price" means  Cdn.$0.40, subject to adjustment as provided herein.

(c)      Company's Failure to Timely Deliver Securities.  If the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Trading Days of receipt of the Exercise Delivery Notice, so long as the Holder delivers the Aggregate Exercise Price (or notice of Cashless Exercise, if available under Section 1(d)) on or prior to the Share Delivery Date, a certificate for the number of Common Shares to which the Holder is entitled and register such Common Shares on the Company's share register or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third (3rd) Trading Day that the issuance of such Common Shares is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of Common Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (B) the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the last possible date which the Company could have issued such Common Shares to the Holder without violating Section 1(a).  In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of an Exercise Notice, so long as the Holder delivers the Aggregate Exercise Price (or notice of Cashless Exercise, if available pursuant to Section 1(d)) on or prior to the Share Delivery Date, the Company shall fail to issue and deliver a certificate to the Holder and register such Common Shares on the Company's share register or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon the Holder's exercise hereunder or pursuant to the Company's obligation pursuant to clause (ii) below, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) or credit such Holder's balance account with DTC shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares or credit such Holder's balance account with DTC and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Closing Bid Price on the date of exercise.

(d)      Securities Restrictions and Cashless Exercise.  Notwithstanding any provision to the contrary contained in this Warrant, no Warrant Shares will be issued pursuant to the exercise of any Warrant if the issuance of such securities would constitute a violation of the securities laws of any applicable jurisdiction in the reasonable opinion of counsel to the Company.  The Company agrees to promptly notify the Holder in writing, but in any event within 2 Trading Days, if a Registration Statement (as defined in the Securities Purchase Agreement) ceases to be effective under the U.S. Securities Act or can no longer be relied upon for the exercise of the Warrants.  The Company shall use commercially reasonable efforts to undertake such actions as are necessary to bring a Registration Statement effective, and will promptly provide notice with the Holder in writing within 2 Trading Days of a Registration Statement being effective under the U.S. Securities Act.  If and only if, at the time of exercise of this Warrant, a Registration Statement is not effective and no commission or other remuneration has been paid or given directly or indirectly for soliciting such exercise, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of Common Shares determined according to the following formula (a "Cashless Exercise"):

Net Number = (A x B) - (A x C)

  B

For purposes of the foregoing formula:

A=	the total number of shares with respect to which this Warrant is then being exercised.

B=	the Weighted Average Price of the Common Shares (as reported by Bloomberg) for the five (5) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice.

C=	the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

(e)      Disputes.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 12.

(f)       Limitations on Exercises.  The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 4.99% (the "Maximum Percentage") of the Common Shares outstanding immediately after giving effect to such exercise.  For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein.  Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act").  For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 20-F or Form 6-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding.  For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported.  By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Warrants.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(g)      Insufficient Authorized Shares.  If at any time while this Warrant remains outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon exercise of this Warrant at least a number of Common Shares equal to 100% (the "Required Reserve Amount") of the number of Common Shares as shall from time to time be necessary to effect the exercise of all of this Warrant then outstanding (an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for this Warrant then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares.  In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.

2.      ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES.  The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a)      Voluntary Adjustment By Company.  Subject to the approval of the Toronto Stock Exchange, the Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

(b)      Adjustment upon Subdivision or Combination of Common Shares.  If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased.  If the Company at any time on or after the Subscription Date  combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased.  Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(c)      Other Events.  Subject to the approval of the Toronto Stock Exchange, if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions, then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder.

3.      RIGHTS UPON DISTRIBUTION OF ASSETS.  In substitution for any adjustments pursuant to Section 2 above, at the sole election of the Holder, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, upon an exercise of this Warrant, in whole or in part, the Holder will be entitled to receive the amount of any such Distribution that the Holder would have received if the Holder had held, immediately before the date on which a record is taken for the declaration or payment of the Distribution, or, if no such record date is taken, the date as of which the record holders of Common Shares are to be determined for the declaration or payment of the Distribution, the number of Common Shares that the Holder is entitled to receive  upon such exercise (without taking into account any limitations or restrictions on the convertibility of this Warrant).

4.      PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a)      Purchase Rights.  If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

(b)      Fundamental Transactions.  The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of the SPA Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders.  Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.  Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of the publicly traded common stock or common shares (or its equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant.  In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Corporate Event but prior to the Expiration Date, in lieu of Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of this Warrant prior to such Corporate Event, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Corporate Event had this Warrant been exercised immediately prior to such Corporate Event.  Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders.  The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

(c)      Notwithstanding the foregoing, in the event of a Fundamental Transaction, at the request of the Holder delivered before the ninetieth (90th) day after the consummation of such Fundamental Transaction, the Company (or the Successor Entity) shall purchase this Warrant from the Holder by paying to the Holder, within five (5) Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), cash in an amount equal to the 5-day Volume Weighted Price of the remaining unexercised portion of this Warrant less the Aggregate Exercise Price for the remaining unexercised portion of this Warrant as calculated on the date of such Fundamental Transaction.

5.      NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (iii) shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

6.      WARRANT HOLDER NOT DEEMED A SHAREHOLDER.  Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.  Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

7.      REISSUANCE OF WARRANTS.

(a)      Transfer of Warrant.  If this Warrant is to be transferred pursuant to Section 14, the Holder shall surrender this Warrant to the Company, whereupon, subject to the provisions of Section 14, the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b)      Lost, Stolen or Mutilated Warrant.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c)      Exchangeable for Multiple Warrants.  This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

(d)      Issuance of New Warrants.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8.      NOTICES.  Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 5.5 of the Securities  Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

9.      AMENDMENT AND WAIVER.  Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder and subject to the approval to the Toronto Stock Exchange.

10.    GOVERNING LAW.  This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

11.    CONSTRUCTION; HEADINGS; CURRENCY.  This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in Canadian dollars.  All amounts owing hereunder shall be paid in Canadian dollars.  All amounts denominated in other currencies shall be converted in the Canadian dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.  "Exchange Rate" means, in relation to any amount of currency to be converted into Canadian dollars pursuant to this Agreement, the Canadian dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation.

12.    DISPUTE RESOLUTION.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder  or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant.  The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations.  Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

13.    REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

14.    TRANSFER.  No transfer of the Warrants will be made on the books and records of the Company unless this Warrant Certificate, accompanied by a duly executed Transfer Form, in the form attached hereto as Exhibit B, are delivered to the Company.  No transfer of the Warrants will be made if in the reasonable opinion of counsel to the Company such transfer would result in the violation of any applicable securities laws.  Subject to the foregoing provisions regarding transfers in violation of applicable securities laws, the Warrants may be offered for sale, sold, transferred or assigned without the consent of the Company.

15.    SEVERABILITY.  If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

16.    CERTAIN DEFINITIONS.  For purposes of this Warrant, the following terms shall have the following meanings:

(a)      "Bloomberg" means Bloomberg Financial Markets.

(b)      "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(c)      "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or the last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12.  All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(d)      "Common Shares" means (i) the Company's Common Shares, without par value, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

(e)      "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

(f)       "Eligible Market" means the Principal Market, The NASDAQ Global Market, The NASDAQ Global Select Market, The New York Stock Exchange, Inc., The NASDAQ Capital Market or The NYSE Amex.

(g)      "Expiration Date" means the date sixty (60) months after the Initial Exercisability Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "Holiday"), the next day that is not a Holiday.

(h)      "Fundamental Transaction" means that (A) the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Common Shares (not including any Common Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares or (B) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares.

(i)       "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(j)       "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(k)      "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(l)       "Principal Market" means the Toronto Stock Exchange.

(m)     "Required Holders" means the holders of the SPA Warrants representing at least seventy-five percent (75%) of the Common Shares underlying the SPA Warrants then outstanding.

(n)      "Successor Entity" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(o)      "Trading Day" means any day on which the Common Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

(p)      "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12 with the term "Weighted Average Price" being substituted for the term "Exercise Price." All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.

DEJOUR ENTERPRISES LTD.

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON SHARES

DEJOUR ENTERPRISES LTD.

The undersigned holder hereby exercises the right to purchase _________________ of the Common Shares ("Warrant Shares") of Dejour Enterprises, Ltd., a company incorporated under the laws of the Province of British Columbia (the "Company"), evidenced by the attached Warrant to Purchase Common Shares (the "Warrant").  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.  Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:

____________	a "Cash Exercise" with respect to _________________ Warrant Shares; and/or

____________	a "Cashless Exercise" with respect to _______________ Warrant Shares.

Note: Cashless Exercise is only available in limited circumstances as provided in Section 1(d) of the Warrant.

2.  Payment of Exercise Price.  In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of Cdn.$___________________ to the Company in accordance with the terms of the Warrant.

3.  Delivery of Warrant Shares.  The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date: _______________ __, ______

Name of Registered Holder

By:
Name:
Title:

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs Computershare Investor Services Inc. to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated November [__], 2010 from the Company and acknowledged and agreed to Computershare Investor Services Inc.

DEJOUR ENTERPRISES LTD.

By:
Name:
Title:

EXHIBIT B

TRANSFER FORM

For value received, the undersigned hereby sells, transfers and assigns unto __________________________________________________________________
(please print name of transferee)

of	_________________________________

_________________________________

_________________________________
(please print address of transferee)

__________________________________________________________ warrants represented
(please insert number of warrants to be transferred)

by the within certificate.

DATED this ____ day of _____________________, 20_____.

NOTICE: THE SIGNATURE TO THIS TRANSFER MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WARRANT CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER

Warrants shall only be transferable in accordance with applicable laws and the resale of warrants and shares issuable upon exercise of warrants may be subject to restrictions under such laws.

[FORM OF WARRANT FOR OFFSHORE PURCHASER]

THIS WARRANT AND THE SHARES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES AND THE UNDERLYING SHARES MAY NOT BE DELIVERED WITHIN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION OR EXCLUSION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE, AND THE HOLDER HAS FURNISHED TO THE COMPANY EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, WHICH EVIDENCE MAY INCLUDE, WITHOUT LIMITATION, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, TO THE EFFECT THAT EXERCISE OF THE WARRANT AND ISSUANCE OF THE SHARES UNDERLYING THIS WARRANT IS EXEMPT OR EXCLUDED FROM REGISTRATION UNDER THE U.S. SECURITIES ACT.  “UNITED STATES” AND “U.S. PERSON” ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

DEJOUR ENTERPRISES LTD.

Warrant To Purchase Common Shares

Warrant No.:  ________
Number of Shares of Common Shares:_____________
Date of Issuance: November [___], 2010 ("Issuance Date")

Dejour Enterprises Ltd., a company organized under the laws of the Province of British Columbia (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the date hereof (the "Initial Exercisability Date"), but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), 2,321,428 fully paid nonassessable Common Shares, without par value, subject to adjustment as provided herein (the "Warrant Shares").  Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 16.  This Warrant is one of the Warrants to purchase Common Shares (the "SPA Warrants") issued pursuant to Article II of that certain Securities Purchase Agreement, dated as of November 14, 2010 (the "Subscription Date"), by and among the Company and the investors (the "Buyers") referred to therein (the "Securities Purchase Agreement").

1.      EXERCISE OF WARRANT.

(a)     Mechanics of Exercise.  Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any time or times on or after the Initial Exercisability Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Warrant and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or by wire transfer of immediately available funds.  The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.  On or before the first (1st) Trading Day following the date on which the Company has received the Exercise Notice, the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Notice to the Holder and the Company's transfer agent (the "Transfer Agent").  On or before the third (3rd) Trading Day following the date on which the Company has received the Exercise Notice (the "Share Delivery Date"), so long as the Holder delivers the Aggregate Exercise Price on or prior to the Share Delivery Date, the Company shall either (X) provided that (i) the holder of the Warrant  represents that (1) it did not acquire the Warrants in the United States or at a time when it was a U.S. Person or acting for the account or benefit of a U.S. Person or a person in the United States, (2) it is not at the time of exercise in the United States or a U.S. Person, (3) the Warrants are not being exercised for the account or benefit of a U.S. Person or a person in the United States, and (4) this Exercise Notice was not executed or delivered in the United States, or (ii) the Warrant is being exercised by the Offshore Purchaser as principal for its own account in an “offshore transaction” within the meaning of Rule 902 of Regulation S and the representations and warranties of the Offshore Purchaser made in Appendix B to the Securities Purchase Agreement are true and correct in relation to the exercise of the Warrants as of the date of exercise thereof and the Offshore Purchaser represents and warrants to the Company as such by checking box (B) in Section 4 of the Exercise Notice delivered to the Company upon such exercise, and (iii) the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit / Withdrawal At Custodian system, or (Y) if the Warrant is not being exercised in accordance with (X)(i) or (ii) above or the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise.  The Company shall be responsible for all fees and expenses of the Transfer Agent and all fees and expenses with respect to the issuance of Warrant Shares via DTC, if any.  Upon delivery of the Exercise Delivery Notice, so long as the Holder delivers the Aggregate Exercise Price on or prior to the Share Delivery Date, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder's DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be.  If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three (3) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares issuable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.  No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number.  The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

(b)     Exercise Price.  For purposes of this Warrant, "Exercise Price" means  Cdn.$0.40, subject to adjustment as provided herein.

(c)     Company's Failure to Timely Deliver Securities.  If the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Trading Days of receipt of the Exercise Delivery Notice, so long as the Holder delivers the Aggregate Exercise Price on or prior to the Share Delivery Date, a certificate for the number of Common Shares to which the Holder is entitled and register such Common Shares on the Company's share register or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third (3rd) Trading Day that the issuance of such Common Shares is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of Common Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (B) the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the last possible date which the Company could have issued such Common Shares to the Holder without violating Section 1(a).  In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of an Exercise Notice, so long as the Holder delivers the Aggregate Exercise Price on or prior to the Share Delivery Date, the Company shall fail to issue and deliver a certificate to the Holder and register such Common Shares on the Company's share register or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon the Holder's exercise hereunder or pursuant to the Company's obligation pursuant to clause (ii) below, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) or credit such Holder's balance account with DTC shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares or credit such Holder's balance account with DTC and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Closing Bid Price on the date of exercise.

(d)     Securities Restrictions.  The Warrants represented by this Warrant Certificate and the Common Shares deliverable upon exercise thereof have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. This Warrant may not be exercised in the United States or by, or for the account or benefit of, a U.S. Person and the underlying Common Shares may not be delivered within the United States unless this Warrant and the underlying Common Shares have been registered under the U.S. Securities Act and all applicable state securities laws or an exemption or exclusion from such registration requirements is available and the Company has received evidence in form and substance reasonably satisfactory to the Company, which evidence may include, without limitation, an opinion of counsel of recognized standing, to the effect that exercise of the Warrant and issuance of the Warrant Shares is exempt or excluded from registration under the U.S. Securities Act (it being acknowledged and agreed to that Schulte, Roth & Zabel LLP is a counsel of recognized standing), provided that if the Warrant is being exercised by the Offshore Purchaser as principal for its own account in an “offshore transaction” within the meaning of Rule 902 of Regulation S, where the representations and warranties of the Offshore Purchaser made in Appendix B to the Securities Purchase Agreement are true and correct in relation to the exercise of the Warrants as of the date of exercise thereof and the Offshore Purchaser represents and warrants to the Company as such by checking box (B) in Section 4 of the Exercise Notice delivered to the Company upon such exercise, no further evidence for the exercise of the Warrants or the issuance of the Warrant Shares will be required.  Unless (i) registered under the U.S. Securities Act or (ii) exercised pursuant to an “offshore transaction” within the meaning of Rule 902 of Regulation S at a time when the Company is a “foreign issuer” as defined in Rule 902 of Regulation S and where the Company has received reasonably satisfactory evidence as required for such exercise, as detailed above in this Section 1(d), the certificates representing the Common Shares issuable upon exercise of the Warrants shall bear a legend restricting transfer of the Common Shares under the U.S. Securities Act and all applicable state securities laws.

(e)     Disputes.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 12.

(f)      Limitations on Exercises.  The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 4.99% (the "Maximum Percentage") of the Common Shares outstanding immediately after giving effect to such exercise.  For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein.  Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act").  For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 20-F or Form 6-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding.  For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported.  By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Warrants.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(g)     Insufficient Authorized Shares.  If at any time while this Warrant remains outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon exercise of this Warrant at least a number of Common Shares equal to 100% (the "Required Reserve Amount") of the number of Common Shares as shall from time to time be necessary to effect the exercise of all of this Warrant then outstanding (an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for this Warrant then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares.  In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.

2.      ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES.  The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a)     Voluntary Adjustment By Company.  Subject to the approval of the Toronto Stock Exchange, the Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

(b)     Adjustment upon Subdivision or Combination of Common Shares.  If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased.  If the Company at any time on or after the Subscription Date  combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased.  Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(c)     Other Events.  Subject to the approval of the Toronto Stock Exchange, if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions, then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder.

3.      RIGHTS UPON DISTRIBUTION OF ASSETS.  In substitution for any adjustments pursuant to Section 2 above, at the sole election of the Holder, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, upon an exercise of this Warrant, in whole or in part, the Holder will be entitled to receive the amount of any such Distribution that the Holder would have received if the Holder had held, immediately before the date on which a record is taken for the declaration or payment of the Distribution, or, if no such record date is taken, the date as of which the record holders of Common Shares are to be determined for the declaration or payment of the Distribution, the number of Common Shares that the Holder is entitled to receive  upon such exercise (without taking into account any limitations or restrictions on the convertibility of this Warrant).

4.      PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a)     Purchase Rights.  If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

(b)     Fundamental Transactions.  The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of the SPA Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders.  Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.  Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of the publicly traded common stock or common shares (or its equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant.  In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Corporate Event but prior to the Expiration Date, in lieu of Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of this Warrant prior to such Corporate Event, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Corporate Event had this Warrant been exercised immediately prior to such Corporate Event.  Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders.  The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

(c)     Notwithstanding the foregoing, in the event of a Fundamental Transaction, at the request of the Holder delivered before the ninetieth (90th) day after the consummation of such Fundamental Transaction, the Company (or the Successor Entity) shall purchase this Warrant from the Holder by paying to the Holder, within five (5) Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), cash in an amount equal to the 5-day Volume Weighted Price of the remaining unexercised portion of this Warrant less the Aggregate Exercise Price for the remaining unexercised portion of this Warrant as calculated on the date of such Fundamental Transaction.

5.      NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (iii) shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

6.      WARRANT HOLDER NOT DEEMED A SHAREHOLDER.  Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.  Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

7.      REISSUANCE OF WARRANTS.

(a)     Transfer of Warrant.  If this Warrant is to be transferred pursuant to Section 14, the Holder shall surrender this Warrant to the Company, whereupon, subject to the provisions of Section 14, the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b)     Lost, Stolen or Mutilated Warrant.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c)     Exchangeable for Multiple Warrants.  This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

(d)     Issuance of New Warrants.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8.      NOTICES.  Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 5.5 of the Securities  Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

9.      AMENDMENT AND WAIVER.  Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder and subject to the approval to the Toronto Stock Exchange.

10.    GOVERNING LAW.  This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

11.    CONSTRUCTION; HEADINGS; CURRENCY.  This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in Canadian dollars.  All amounts owing hereunder shall be paid in Canadian dollars.  All amounts denominated in other currencies shall be converted in the Canadian dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.  "Exchange Rate" means, in relation to any amount of currency to be converted into Canadian dollars pursuant to this Agreement, the Canadian dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation.

12.    DISPUTE RESOLUTION.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder  or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant.  The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations.  Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

13.    REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

14.    TRANSFER.  No transfer of the Warrants will be made on the books and records of the Company unless this Warrant Certificate, accompanied by a duly executed Transfer Form, in the form attached hereto as Exhibit B, are delivered to the Company.  No transfer of the Warrants will be made if in the reasonable opinion of counsel to the Company such transfer would result in the violation of any applicable securities laws.  Subject to the foregoing provisions regarding transfers in violation of applicable securities laws, the Warrants may be offered for sale, sold, transferred or assigned without the consent of the Company

15.    SEVERABILITY.  If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

16.    CERTAIN DEFINITIONS.  For purposes of this Warrant, the following terms shall have the following meanings:

(a)     "Bloomberg" means Bloomberg Financial Markets.

(b)     "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(c)     "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or the last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12.  All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(d)     "Common Shares" means (i) the Company's Common Shares, without par value, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

(e)     "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

(f)      "Eligible Market" means the Principal Market, The NASDAQ Global Market, The NASDAQ Global Select Market, The New York Stock Exchange, Inc., The NASDAQ Capital Market or The NYSE Amex.

(g)     "Expiration Date" means the date sixty (60) months after the Initial Exercisability Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "Holiday"), the next day that is not a Holiday.

(h)     "Fundamental Transaction" means that (A) the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Common Shares (not including any Common Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares or (B) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares.

(i)      “Offshore Purchaser” has the meaning ascribed to such term in the Securities Purchase Agreement.

(j)      "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(k)     "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(l)      "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(m)    "Principal Market" means the Toronto Stock Exchange.

(n)     “Regulation S” means Regulation S under the U.S. Securities Act.

(o)     "Required Holders" means the holders of the SPA Warrants representing at least seventy-five percent (75%) of the Common Shares underlying the SPA Warrants then outstanding.

(p)     "Successor Entity" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(q)     "Trading Day" means any day on which the Common Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

(r)      “United States” means the “United States” as defined in Rule 902 of Regulation S under the U.S. Securities Act.

(s)     “U.S. Person” means a “U.S. person” as defined in Rule 902 of Regulation S under the U.S. Securities Act.

(t)      “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(u)     "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12 with the term "Weighted Average Price" being substituted for the term "Exercise Price." All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.

DEJOUR ENTERPRISES LTD.

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON SHARES

DEJOUR ENTERPRISES LTD.

The undersigned holder hereby exercises the right to purchase _________________ of the Common Shares ("Warrant Shares") of Dejour Enterprises, Ltd., a company incorporated under the laws of the Province of British Columbia (the "Company"), evidenced by the attached Warrant to Purchase Common Shares (the "Warrant").  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.  Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:

____________ a "Cash Exercise" with respect to _________________ Warrant Shares

2.  Payment of Exercise Price.  In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of Cdn.$___________________ to the Company in accordance with the terms of the Warrant.

3.  Delivery of Warrant Shares.  The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

4.  Securities Law Matters.

(Please check the ONE box applicable):

☐                      A           The undersigned holder (i) did not acquire the Warrant in the United States or at a time when the undersigned was a U.S. Person or acting for the account or benefit of a U.S. Person or a person in the United States, (ii) it is not at the time of the exercise of the Warrant in the United States or a U.S. Person, (iii) the Warrants are not being exercised for the account or benefit of a U.S. Person or a person in the United States, and (iv) this Exercise Form was not executed or delivered in the United States.

☐                      B.           The undersigned holder is the Offshore Purchaser (as defined in the Warrant) and is exercising the Warrant as principal for its own account in an “offshore transaction” within the meaning of Rule 902 of Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and the representations and warranties of the Offshore Purchaser made in Appendix B to the Securities Purchase Agreement are true and correct in relation to the exercise of the Warrants as though such representations, warranties and agreements were made on the date hereof and the Offshore Purchaser hereby represents and warrants to the Company as such.

☐                      C.           The undersigned holder has delivered to the Company evidence in form and substance reasonably satisfactory to the Company, which evidence may include, without limitation, an opinion of counsel of recognized standing (it being acknowledged and agreed to that Schulte, Roth & Zabel LLP is a counsel of recognized standing), to the effect that an exemption from the registration requirements of the U.S. Securities Act is available.

"United States" and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

The undersigned holder understands that unless Box A or B above is checked, and the Company is, at the time of exercise, a “foreign issuer” as defined in Rule 902 of Regulation S under the U.S. Securities Act, the certificate representing the Warrant Shares issued upon exercise of the Warrant will, unless the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, bear a legend restricting transfer unless an exemption from such registration requirements is available.

Date: _______________ __, ______

Name of Registered Holder

By:
Name:
Title:

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs Computershare Investor Services Inc. to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated November [__], 2010 from the Company and acknowledged and agreed to Computershare Investor Services Inc.

DEJOUR ENTERPRISES LTD.

By:
Name:
Title:

EXHIBIT B

TRANSFER FORM

For value received, the undersigned hereby sells, transfers and assigns unto __________________________________________________________________
(please print name of transferee)

of	_________________________________

_________________________________

_________________________________
(please print address of transferee)

__________________________________________________________ warrants represented
(please insert number of warrants to be transferred)

by the within certificate.

DATED this ____ day of _____________________, 20_____.

NOTICE: THE SIGNATURE TO THIS TRANSFER MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WARRANT CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER

Warrants shall only be transferable in accordance with applicable laws and the resale of warrants and shares issuable upon exercise of warrants may be subject to restrictions under such laws.

EXHIBIT B

TRANSFER AGENT INSTRUCTIONS

DEJOUR ENTERPRISES LTD.

598 - 999 Canada Place
Vancouver, B. C. V6C 3E1
Phone: (604) 638-5058
Facsimile: (604) 638-5051

November 15, 2010

Computershare Trust Company
Suite 400
510 Burrard Street
Vancouver, BC
V6C 3B9
TREASURY ORDER, RESERVATION ORDER AND INSTRUCTIONS

Reference is made to that certain Securities Purchase Agreement, dated as of November 12, 2010 (the "Agreement"), by and among Dejour Enterprises Ltd., a company formed under the laws of the Provence of British Columbia (the "Company"), and the investors named on the Schedule of Buyers attached thereto (collectively, the "Holders"), pursuant to which the Company (x) is issuing to the Holders (i) Common Shares, without par value (the "Common Shares") of the Company and (ii) warrants (the "Warrants"), which are exercisable to purchase Common Shares (“Warrant Shares”).  Pursuant to the Agreement, 2,321,428 Warrants are being issued pursuant to a prospectus supplement to a registration statement on Form F-3 (No. 333-162677) (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) to a purchaser in the United States, (the “U.S. Purchaser”), and will be in the form attached hereto as Appendix A (“U.S. Warrants”).  2,321,428 Warrants are being issued pursuant to an exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S under the U.S. Securities Act to a purchaser offhsore, (the “Offshore Purchaser”), and will be in the form attached hereto as Appendix B (the “Offshore Warrants”).

Common Shares

You are hereby irrevocably directed and authorized to register and issue effective as of November 15, 2010 an aggregate of 7,142,858 fully-paid common shares (the "Shares") of Dejour Enterprises Ltd. (the "Company") as set out in Schedule "A" attached hereto in connection with an offering of units pursuant to a prospectus supplement dated November 15, 2010 to the Form F-3 Registration Statement of the Company that was effective on November 3, 2009.

The Shares were allotted and authorized for issuance pursuant to directors' resolutions dated November 11, 2010 in connection with the offering of the units, each unit consisting of one Share and three-quarters of one common share purchase warrant (each whole warrant, a "Warrant"), each Warrant entitling the holder to purchase one additional common share of the Company.

We hereby certify that payment for the Shares has been received in full and that the Shares are fully paid and non-assessable.

Warrants

You are hereby authorized and directed to reserve up to 6,035,715 common shares in the capital of the Company (the "Warrant Shares") for issuance pursuant to the exercise of the Warrants issued to the persons set out on Schedule "A" attached hereto and to issue such Warrant Shares upon the exercise thereof.

DEJOUR ENTERPRISES LTD.

598 - 999 Canada Place
Vancouver, B. C. V6C 3E1
Phone: (604) 638-5058
Facsimile: (604) 638-5051

We hereby certify that the 6,035,715 Warrant Shares reserved for issuance pursuant to the exercise of the Warrants have been allotted for issuance and, upon proper exercise thereof and receipt of full payment therefor, shall be issued as fully paid and non-assessable.

Delivery of the certificates representing the common shares is to be made through the facilities of Computershare's Deposit Withdrawal Agent Commission ("DWAC") system.

Following the issuance of the Shares subject to this Treasury and Reservation Order, the balance of the issued shares of the Company will be 107,841,230 shares.

Instructions for Issuance of Warrant Shares

Warrant Shares underlying the U.S. Warrants

This letter shall serve as our authorization and direction to you (provided that you are the transfer agent of the Company at such time), subject to any stop transfer instructions that we may issue to you from time to time, if at all, to issue up to 2,321,428 Common Shares, subject to adjustment pursuant to the terms and conditions of the U.S. Warrants, upon exercise of the U.S. Warrants (the "U.S. Warrant Shares") to or upon the order of a holder of a U.S. Warrant from time to time upon delivery to you of a properly completed and duly executed Exercise Notice, in the form attached to the U.S. Warrants, and proof of delivery of the Exercise Notice to the Company.  Cashless exercise of the U.S. Warrants is not permitted, except in the circumstances provided below, as detailed in Section 1(d) of the U.S. Warrants.

Provided however, that if you receive instructions from the Company that the Registration Statement is no longer effective under the U.S. Securities Act or no longer available for the exercise of the U.S. Warrants and issuance of the U.S. Warrant Shares, and the Company has not otherwise notified you that the Registration Statement (or other registration statement under the U.S. Securities Act registering the exercise of the U.S. Warrants and issuance of the U.S. Warrant Shares) is effective and available for exercise of the U.S. Warrant and issuance of the U.S. Warrant Shares, then the U.S. Warrants may only be exercised on a cashless basis pursuant to Section 1(d) of the U.S. Warrants.  In such circumstance, you are authorized and directed (provided that you are the transfer agent of the Company at such time), subject to any stop transfer instructions that we may issue to you from time to time, if at all, to issue the U.S. Warrant Shares upon exercise of the U.S. Warrants to or upon the order of a holder of the U.S. Warrants from time to time upon delivery to you of a properly completed and duly executed Exercise Notice, in the form attached to the U.S. Warrants, with such Exercise Notice having been completed for “Cashless Exercise” under Section 1 of the Exercise Notice.  The number of Warrant Shares to be issued upon such cashless exercise is to be determined by the formulae contained in Section 1(d) of the U.S. Warrants.

You acknowledge and agree that so long as you have not previously received instructions from the Company to the contrary, then, within three (3) business days after your receipt of an Exercise Notice and (i) in the case of cash exercise, proof of delivery of the Exercise Notice to the Company or (ii) in the case of a cashless exercise, such cashless exercise is permitted pursuant to the above instructions, you shall electronically transfer via DTC or the DWAC system, or issue the certificates representing the U.S. Warrant Shares, and such certificates shall not bear any legend restricting transfer of U.S. Warrant Shares thereby and should not be subject to any stop-transfer restriction.

DEJOUR ENTERPRISES LTD.

598 - 999 Canada Place
Vancouver, B. C. V6C 3E1
Phone: (604) 638-5058
Facsimile: (604) 638-5051

Warrant Shares underlying the Offshore Warrants

This letter shall serve as our authorization and direction to you (provided that you are the transfer agent of the Company at such time), subject to any stop transfer instructions that we may issue to you from time to time, if at all, to issue up to 2,321,428 Common Shares, subject to adjustment pursuant to the terms and conditions of the Offshore Warrants, upon exercise of the Offshore Warrants (the "Offshore Warrant Shares") to or upon the order of a holder of the Offshore Warrants from time to time upon delivery to you of a properly completed and duly executed Exercise Notice, in the form attached to the Offshore Warrants, and proof of delivery of the Exercise Notice to the Company.  Cashless exercise of the Offshore Warrant is not permitted.

You acknowledge and agree that so long as you have not previously received instructions from the Company to the contrary or received notice from the Company that is has ceased to be a “foreign issuer” as defined in Rule 902 of Regulation S under the U.S. Securities Act, then, within three (3) business days after your receipt of an Exercise Notice in which either: (i) the holder of the Offshore Warrants represents by checking box (A) in Section 4 of the Exercise Notice that (1) it did not acquire the Offshore Warrants in the United States or at a time when it was a U.S. Person or acting for the account or benefit of a U.S. Person or a person in the United States, (2) it is not at the time of exercise in the United States or a U.S. Person, (3) the Warrants are not being exercised for the account or benefit of a U.S. Person or a person in the United States, and (4) this Exercise Notice was not executed or delivered in the United States, or (ii) the Offshore Warrant is being exercised by the Offshore Purchaser which has checked box (B) in Section 4 of the Exercise Notice, upon such exercise and receipt of proof of delivery of the Exercise Notice to the Company, you shall electronically transfer via DTC or the DWAC system, or issue the certificates representing the Offshore Warrant Shares, and such certificates shall not bear any legend restricting transfer of Offshore Warrant Shares thereby and should not be subject to any stop-transfer restriction.

You acknowledge and agree that (i) upon receipt of an Exercise Notice in which the holder of the Offshore Warrants represents by checking box (C) in Section 4 of the Exercise Notice that the holder has delivered to the Company evidence in form and substance reasonably satisfactory to the Company, which evidence may include, without limitation, an opinion of counsel of recognized standing (it being acknowledged and agreed to that Schulte, Roth & Zabel LLP is a counsel of recognized standing), to the effect that an exemption from the registration requirements of the U.S. Securities Act is available, you will confirm with the Company that it has received evidence in form and substance reasonably satisfactory to it, and within three (3) business days after your receipt of confirmation from the Company that it has received evidence in form and substance reasonably satisfactory to it, you shall issue the certificates representing the Offshore Warrant Shares, and such certificates shall bear the below legend restricting transfer of Offshore Warrant Shares thereby and should be subject to a stop-transfer restriction.

DEJOUR ENTERPRISES LTD.

598 - 999 Canada Place
Vancouver, B. C. V6C 3E1
Phone: (604) 638-5058
Facsimile: (604) 638-5051

If the Offshore Warrants are exercised pursuant to the holder checking box (C) in Section 4 of the Exercise Notice or the Company has provided notice to you that it has ceased to be a “foreign issuer” as defined in Rule 902 of Regulation S under the U.S. Securities Act, and the Company has not otherwise instructed you, then you shall place the following legend on all certificates representing Offshore Warrant Shares issued upon exercise of the Offshore Warrants:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, (C) PURSUANT TO RULE 904 OF REGULATION S OF THE 1933 ACT, IF AVAILABLE, AND PURSUANT TO LOCAL LAWS AND REGULATIONS, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF SUBPARAGRAPHS (D) OR (E), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT THE OFFER, SALE, PLEDGE OR TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT.  HEDGING TRANSACTIONS INVOLVING THE SECURITIES ARE PROHIBITED EXCEPT IN COMPLIANCE WITH THE 1933 ACT.

DEJOUR ENTERPRISES LTD.

598 - 999 Canada Place
Vancouver, B. C. V6C 3E1
Phone: (604) 638-5058
Facsimile: (604) 638-5051

SCHEDULE "A"

PURCHASERS

DEJOUR ENTERPRISES LTD.

598 - 999 Canada Place
Vancouver, B. C. V6C 3E1
Phone: (604) 638-5058
Facsimile: (604) 638-5051

DEJOUR ENTERPRISES LTD.
C/S
Per:

(Authorized signatory)

Per:

(Authorized signatory)

THE FOREGOING INSTRUCTIONS ARE
ACKNOWLEDGED AND AGREED TO

this ___ day of November, 2010

Computershare Trust Company

By:
Name:
Title:

Enclosures

APPENDIX A

TERMS AND CONDITIONS OF THE U.S. OFFERING

This is Appendix  to the Securities Purchase Agreement dated as of November 14, 2010 among Dejour Enterprises Ltd, and .

Definitions

As used in this Appendix B, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Appendix is annexed.

General Terms and Conditions

The offer and sale of the Units by the Company to the U.S. Purchaser is being made on a registered direct basis pursuant to the Prospectus Supplement to the Prospectus contained in the Registration Statement under the U.S. Securities Act.

Representations and Warranties of the Company

The Company represents, warrants, covenants and agrees as of the date hereof and as of the Closing Date for the benefit of the U.S. Purchaser as follows:

1.
The Company has prepared and filed the Registration Statement in conformity with the requirements of the U.S. Securities Act, on the date of filing with the Commission, the Company met the general eligibility requirements to file a registration statement on Form F-3 under the U.S. Securities Act, and such Registration Statement became effective on November 3, 2009 (the “Effective Date”).  The Company filed the Base Prospectus with the Commission pursuant to Rule 424(b) on November 12, 2009.  At the time the Registration Statement and any amendments thereto became effective, at the date of this Agreement and at the Closing Date, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the U.S. Securities Act.

2.
No stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Base Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the Commission.  No order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission.

3.
The Company was not an "ineligible issuer" (as defined in Rule 405 under the U.S. Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the U.S. Securities Act with respect to the Offering contemplated hereby.

4.
Any "issuer free writing prospectus" (as defined in Rule 433 under the U.S. Securities Act) relating to the Units is hereafter referred to as an "Issuer Free Writing Prospectus"; and the Base Prospectus, as supplemented by any Issuer Free Writing Prospectuses issued at or prior to the Applicable Time (as defined below), taken together, are hereafter referred to collectively as the "Pricing Disclosure Package".

5.
The Registration Statement complies, and the Prospectus and any further amendments or supplements to the Registration Statement or the Prospectus will comply, in all material respects with the applicable provisions of the U.S. Securities Act, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made) not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Placement Agent or the Purchasers specifically for use therein.

6.
For purposes of this Appendix A, the "Applicable Time" is 9:00 a.m. (Vancouver time) on the date of the Agreement to which this Appendix A is attached.  The Pricing Disclosure Package along with material terms of the Offering contained in the Transaction Documents and the Third Quarter Financial Information, as of the Applicable Time, did not, and from the Applicable Time through the Closing Date, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the U.S. Securities Act, and does not include information that conflicts with the information contained in the Registration Statement, the Prospectus, and any Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package along with material terms of the Offering contained in the Transaction Documents and the Third Quarter Financial Information, as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading except to the extent such Issuer Free Writing Prospectus as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time does not contain the Third Quarter Financial Information.  No representation and warranty is made in this Section 6 with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Placement Agent or the Purchasers specifically for use therein.

7.
All references in this Appendix, and in the Agreement to which this Appendix A is attached, to the Registration Statement, the Base Prospectus, the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (EDGAR).

8.
Any reference herein to the Base Prospectus and the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any "amendment" or "supplement" with respect to any of the Base Prospectus, and the Prospectus shall be deemed to refer to and include (i) the filing of any document with the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such Base Prospectus or Prospectus and (ii) any such document so filed.

APPENDIX B

TERMS AND CONDITIONS OF THE OFFSHORE OFFERING

This is Appendix B to the Securities Purchase Agreement dated as of November 14, 2010 among Dejour Enterprises Ltd., and ..

Definitions

As used in this Appendix B, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Appendix is annexed and the following terms shall have the meanings indicated:

(a)
“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(b)	“Regulation S” means Regulation S as promulgated by the Commission under the U.S. Securities Act;

(c)	“United States” means the “United States” as defined in Rule 902(l) of Regulation S; and

(d)	“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S.

General Terms and Conditions

The offer and sale of the Units by the Company to the Offshore Purchaser is being made pursuant to the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S.

Representations and Warranties of the Company

The Company represents, warrants, covenants and agrees as of the date hereof and as of the Closing Date for the benefit of the Offshore Purchaser as follows:

1.	The Company is, and as of the Closing will be, a “foreign private issuer” within the meaning of Regulation S.

2.	During the period in which the Units are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts.

3.
As of the date of the Agreement to which this Appendix B is attached, there is a “substantial U.S. market interest” (as defined in Rule 902(j) of Regulation S) in the Company’s Common Shares, and therefore this offering is being made under Category 2 of Rule 903 of Regulation S.

4.
Assuming the accuracy of the representations and warranties of the Offshore Purchaser contained herein, the offer and sale of the Units to the Offshore Purchaser will comply with the requirements for an "offshore transaction" (as defined in Rule 902 of Regulation S) and (ii) the offer and issuance by the Company of the Units does not require registration under the U.S. Securities Act.

5.
The Company represents and warrants that if the exercise of the Warrants and the issuance of the Warrant Shares is either: (i) registered under the U.S. Securities Act and any applicable state securities laws or (ii) exercised pursuant to an “offshore transaction” within the meaning of Rule 902 of Regulation S at a time when the Company is a “foreign issuer” as defined in Rule 902 of Regulation S and where the holder has checked box (A) or, if the Offshore Purchaser is the holder, box (B), in Section 4 of the Exercise Notice delivered to the Company upon such exercise, the certificates representing the Warrant Shares issuable upon exercise of the Warrants shall not bear any legend restricting transfer of the Warrant Shares under the U.S. Securities Act or any applicable state securities laws

Representations and Warranties of the Offshore Purchaser

The Offshore Purchaser represents, warrants, covenants and agrees for the benefit of the Company that:

6.	The Offshore Purchaser understands that the Securities have not been approved or disapproved by the Commission or any state securities agency or regulatory authority.

7.
The Offshore Purchaser acknowledges that the Securities being purchased by it have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States, the Securities may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a U.S. Person, except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states of the United States or pursuant to applicable exemptions from such registration requirements, and the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Securities being purchased by the Offshore Purchaser, or any resale thereof.

8.
The Offshore Purchaser (i) is not an underwriter, dealer, or other person who is participating, pursuant to a contractual arrangement, in the distribution of the Units being offered and sold to the Offshore Purchaser hereunder in reliance on Regulation S, (ii) is acquiring the Units as principal, solely for investment for its own account and not with a view to, or for, resale or other distribution of the Securities in connection with any distribution of any of the Securities in violation of the U.S. Securities Act or applicable state securities laws, and (iii) has no intention to distribute, either directly or indirectly, any of the Securities being purchased by the Offshore Purchaser, except in compliance with the U.S. Securities Act, the securities laws of all applicable states of the United States and all applicable local securities laws and regulations.

9.
The Offshore Purchaser does not have any agreement (either written or oral) with any person in the United States, U.S. Person, or person purchasing for the account or benefit of a U.S. Person, respecting: (i) the transfer or assignment of any rights or interests in any of the Securities to be purchased by the Offshore Purchaser; (ii) the division of profits, losses, fees, commissions or any financial stake in connection with the Agreement to which this Appendix B is attached; or (iii) the voting of the Securities to be purchased by the Offshore Purchaser.

10.	The Offshore Purchaser (i) is not resident in the United States, is not a U.S. Person and is not purchasing the Units for the account or benefit of a U.S. Person.

11.
The Offshore Purchaser is acquiring the Units in an “offshore transaction” within the meaning of Regulation S, pursuant to Rule 902(h)(3) thereunder.  In particular, the offer and sale of the Units was made to the Offshore Purchaser’s investment advisor, which is professional fiduciary that is organized in the United States and that holds a discretionary account or similar account (other than an estate or trust) for the benefit of the Offshore Purchaser, which is not a U.S. Person, and the offer and sale to such investment advisor is being and was made solely in its capacity as the holder of such discretionary account or similar account.

12.
The Offshore Purchaser is not purchasing the Units, to its knowledge, as the result of any Directed Selling Efforts, and will not engage in any Directed Selling Efforts in connection with resale of the Securities by the Offshore Purchaser.

13.	The Offshore Purchaser acknowledges that the Company is not obligated to remain a “foreign private issuer” within the meaning of Regulation S.

14.
The current structure of this transaction and all transactions and activities contemplated hereunder and under the Agreement to which this Appendix B is attached is not a scheme to avoid the registration requirements of the U.S. Securities Act.

15.
The Offshore Purchaser acknowledges that the Warrants may not be exercised in the United States or by, or for the account or benefit of, a U.S. Person, and the Warrant Shares may not be delivered upon such exercise, in each case, unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is available with respect to such exercise and the Offshore Purchaser has furnished evidence in form and substance reasonably satisfactory to the Company, which evidence may include, without limitation, an opinion of counsel of recognized standing, to the effect that exercise of the Warrant and issuance of the Warrant Shares is exempt or excluded from registration under the U.S. Securities Act (it being acknowledged and agreed to that Schulte, Roth & Zabel LLP is a counsel of recognized standing); provided that if the Warrants are being exercised by the Offshore Purchaser as principal for its own account in an “offshore transaction” within the meaning of Rule 902 of Regulation S, where the representations and warranties of the Offshore Purchaser made in this Appendix B are true and correct in relation to the exercise of the Warrants as of the date of exercise thereof and the Offshore Purchaser represents to the Company as such by checking box (B) in Section 4 of the Exercise Notice delivered to the Company upon such exercise, no further evidence for the exercise of the Warrants or the issuance of the Warrant Shares will be required.  The Warrants will bear a legend with respect to the restrictions described in this paragraph.

16.
The Offshore Purchaser acknowledges that unless the exercise of the Warrants and the issuance of the Warrant Shares is either: (i) registered under the U.S. Securities Act and any applicable state securities laws or (ii) exercised pursuant to an “offshore transaction” within the meaning of Rule 902 of Regulation S at a time when the Company is a “foreign issuer” as defined in Rule 902 of Regulation S and where the holder has checked box (A) or, if the Offshore Purchaser is the holder, box (B), in Section 4 of the Exercise Notice delivered to the Company upon such exercise, the certificates representing the Warrant Shares issuable upon exercise of the Warrants shall bear a legend restricting transfer of the Warrant Shares under the U.S. Securities Act and all applicable state securities laws.

APPENDIX C

This is Appendix C to the Securities Purchase Agreement dated as of November 14, 2010 among Dejour Enterprises Ltd., and .

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, Units  pursuant to this Offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), deals at arm’s length with the Company; is not affiliated with the Company, the Underwriters or a subsequent holder of the Shares and Warrants; and holds the Shares and Warrants as capital property (a “Holder”).  Generally, the Shares and Warrants will be capital property to a Holder provided the Holder does not acquire or hold those Shares or Warrants in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (collectively, the “Tax Proposals”) and assumes all Tax Proposals will be enacted in the form proposed. There is no certainty that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in laws or administrative policy or assessing practice whether by judicial, regulatory, administrative or legislative decision or action nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser of Units.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, purchasers should consult their own tax advisors regarding the income tax consequences of purchasing Units based on their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years.  Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This portion of the summary is not applicable to a Holder that is a “specified financial institution”; a Holder an interest in which is a “tax shelter investment”; a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; or a Holder that has made a “functional currency” reporting election, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

Acquisition of Shares and Warrants

A Resident Holder must allocate the total purchase price of Cdn.$0.28 for a Unit on a reasonable basis between the Share and the Warrant to determine the cost of each for its purposes under the Tax Act. For its own purposes, the Company intends to allocate Cdn.$0.08 to the Warrant and Cdn.$0.20 to the Share of the $0.28 issue price of each Unit for its purposes under the Tax Act. Although the Company believes its allocation is reasonable, it is not binding on the Resident Holder or the CRA. The Resident Holder’s adjusted cost base of the Share comprising a part of each Unit will be determined by averaging the cost allocated to the Share with the adjusted cost base to the Resident Holder of all other Shares owned by the Resident Holder (other than certain Shares acquired under the Company’s employee stock option plan, if any) immediately prior to such acquisition.

Exercise of Warrants

Where a Resident Holder exercises a Warrant to acquire a Share, no gain or loss will arise for purposes of the Tax Act. The Resident Holder’s cost of the Share acquired on the exercise of the Warrant will be equal to the adjusted cost base of the Warrant and the exercise price paid for the Share. The Resident Holder’s adjusted cost base of the Share acquired on the exercise of the Warrant will be determined by averaging the cost allocated to the Share with the adjusted cost base to the Resident Holder of all other Shares owned by the Resident Holder (other than certain Shares acquired under the Company’s employee stock option plan, if any) immediately prior to such acquisition.

Disposition and Expiry of Warrants

On a disposition or deemed disposition of a Warrant (other than on the exercise thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Warrant immediately before the disposition or the deemed disposition. If an unexercised Warrant expires, the Resident Holder will realize a capital loss equal to the Resident Holder’s adjusted cost base of the unexercised, expired Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail under the heading “Dispositions of Shares”.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on the Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received or deemed to be received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by us as “eligible dividends” in accordance with the provisions of the Tax Act.  Although the Company currently anticipates that all dividends to Resident Holders will be designated as “eligible dividends”, it is possible that such dividends may not be so designated. A dividend received by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing the corporation’s taxable income.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 331⁄3% under Part IV of the Tax Act on dividends received on the Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions

Generally, on a disposition or deemed disposition of a Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Share immediately before the disposition or the deemed disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Share may be reduced by the amount of dividends received or deemed to have been received by it on such share, to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received in respect of the Shares (but not dividends that are deductible in computing taxable income).

Alternative Minimum Tax

Capital gains realized on the disposition of Shares or Warrants by a Resident Holder who is an individual or a trust may give rise to a liability to pay alternative minimum tax.

Eligibility for Investment

The Shares would, if issued on the date hereof and listed on a “designated stock exchange”, as defined in the Tax Act, (which includes the TSX) be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan, registered disability savings plan (collectively, the “Deferred Plans”) and a tax-free savings account (“TFSA”).

If the Shares are qualified investments for Deferred Plans and a TFSA, generally the Warrants should also be qualified investments for Deferred Plans and a TFSA.

Notwithstanding that the Shares or Warrants may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Shares or Warrants held in the TFSA if such Shares or Warrants are a “prohibited investment” for that TFSA.  The Shares and Warrants will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with the Company for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust with which the Company does not deal at arm’s length for the purposes of the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Shares in a business carried on in Canada (a “Non-Resident Holder”).  Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States and is entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Share or Warrant, unless the Share or Warrant is or is deemed to be “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition, the Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Shares or any other class of our shares and more than 50% of the fair market value of the Shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada,(ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil rights law rights in, property described in any of (i) to (iii), whether or not that property exists.

If the Shares constitute taxable Canadian property of a particular Non-Resident Holder, the Warrants will also constitute taxable Canadian property of that Non-Resident Holder.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Shares may be deemed to be taxable Canadian property. Non-Resident Holders whose Shares constitute taxable Canadian property should consult with their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Units acquired pursuant to this document, the acquisition, ownership, and disposition of  Common Shares acquired as part of the Units, the exercise, disposition, and lapse of Warrants acquired as part of the Units, and the acquisition, ownership, and disposition of  Warrant Shares received on exercise of the Warrants.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Units, Common Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Units, Common Shares, Warrants and Warrant Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Units pursuant to this document.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Common Shares, Warrants and Warrant Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Units, Common Shares, Warrants and Warrant Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US. federal income tax considerations applicable to U.S. Holders as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed),  published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Units, Common Shares, Warrants or Warrant Shares acquired pursuant to this document that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Units, Common Shares, Warrants or Warrant Shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Units, Common Shares, Warrants and Warrant Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Units, Common Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Units, Common Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Units, Common Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Units, Common Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Units, Common Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Units, Common Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Units, Common Shares, Warrants or Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Unit will be treated as the acquisition of an “investment unit” consisting of two components:  a component consisting of one Common Share and a component consisting of one Common Share and 0.65 of a Common Share purchase warrant.  The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder.  This allocation of the purchase price for each Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the one Common Share and 0.65 of a Common Share purchase warrant that comprise each Unit.

For this purpose, the Company will allocate Cdn.$0.20 of the purchase price for the Unit to the Common Share and Cdn$0.08 of the purchase price for each Unit to the 0.65 of a Common Share purchase warrant.  However, the IRS will not be bound by the Company’s allocation of the purchase price for the Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above.  Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share).  A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant.  Subject to the “passive foreign investment company” (or “PFIC”, as defined below) rules discussed below, a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss (provided that the Warrant Share to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed below, upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company).  (See more detailed discussion of the rules applicable to distributions made by the Company at “U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares – Distributions on Common Shares and Warrant Shares” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares and Warrant Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Common Shares or Warrant Shares.  (See “ Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares” below).  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares or Warrant Share will constitute ordinary dividend income.  Dividends received on Common Shares or Warrant Shares generally will not be eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2011, a dividend paid to a U.S. Holder who is an individual, estate or trust by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” as defined under Section 1(h)(11) of the Code (a “QFC”) and certain holding period requirements for the Common Shares or Warrant Shares are met.  The Company generally will be a QFC if the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares or Warrant Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.  (See the section below under the heading “Passive Foreign Investment Company Rules”).

If a U.S. Holder fails to qualify for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in such Common Shares or Warrant Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares or Warrant Shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of Units, Common Shares, Warrants, and Warrant Shares.

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company does not believe that it was a PFIC for the tax year ended December 31, 2009, and based on current business plans and financial expectations, the Company does not expect to be a PFIC for the current tax year.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this communication. Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Under the default PFIC rules, a U.S. Holder would be required to treat any gain recognized upon a sale or disposition of our Units, Common Shares, Warrants, or Warrant Shares as ordinary (rather than capital), and any resulting U.S. federal income tax may be increased by an interest charge which is not deductible by non-corporate U.S. Holders.  Rules similar to those applicable to dispositions will generally apply to distributions in respect of our Common Shares or Warrant Shares which exceed a certain threshold level.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner.  Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Units or the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  However, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Units.  This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares.  Thus, a U.S. Holder will have to account for Warrant Shares and Common Shares under the PFIC rules and the applicable elections differently.  U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of Units, Common Shares, Warrants, and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each taxable year, if any, that the Company or any Subsidiary PFIC is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the Company or any Subsidiary PFIC.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit.  The rules relating to distributions by a PFIC are complex, and a U.S. Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares and Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares or Warrant Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U. S. Holders may be subject to these reporting requirements unless their Units, Common Shares, Warrants, and Warrant Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Units, Common Shares, Warrants, and Warrant Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.